King & Spalding LLP 1100 Louisiana Street, Suite 4000 Houston, Texas 77002-5213 www.kslaw.com James H. Wilson Direct Dial: (713) 751-3207 Direct Fax: (713) 751-3290 jhwilson@kslaw.com
February 21, 2007

VIA EDGAR AND FACSIMILE
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549-7010
Attention: Ms. April Sifford

Re:	Newfield Exploration Company (“Newfield”) Form 10-K for the Year Ended December 31, 2005 Filed March 3, 2006 File No. 001-12534 Response letter filed January 16, 2007
Ladies and Gentlemen:
     This letter is being furnished to you on behalf of our client, Newfield. Set forth below is the response of Newfield to your comment with respect to the above referenced filing set forth in a letter dated February 13, 2007. For your convenience, we have repeated the comment set forth in the letter and followed it with Newfield’s response.
Financial Statements
Consolidated Statement of Income, page 53
1.	We note your response to prior comment 1 in our letter dated December 28, 2006, where you state, “From an economic and risk management standpoint, Newfield does not distinguish between derivatives that qualify as accounting hedges and those that do not, nor does it believe that investors make such a distinction.” As such, please explain to us why you do not believe it most appropriate to classify all commodity derivative activity, realized and unrealized, as a component of revenue.

United States Securities and Exchange Commission

February 21, 2007

Response: From both an economic and a risk management standpoint, Newfield does not distinguish between derivatives that qualify as accounting hedges and those that do not. However, Newfield believes that generally accepted accounting principles require such a distinction for financial reporting purposes. Newfield’s accounting policy with respect to both designated and non-designated derivatives is based on the following authoritative guidance:
•	Paragraph 78 of Concept Statement 6 defines revenues as “inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services, or other activities that constitute the entity’s ongoing major or central operations.”

•	Rule 5-03 of Regulation S-X states that net sales and gross revenues should be disclosed separately as (a) net sales of tangible products (gross sales less discounts, returns and allowances); (b) operating revenues of public utilities or others; (c) income from rentals; (d) revenues from services; and (e) other revenues.

•	SFAS 133 states that unrealized gains and losses associated with derivatives designated in a qualifying cash flow hedging relationship can be deferred, to the extent effective, as a component of other comprehensive income within equity, while unrealized gains and losses on non-qualifying derivatives must be reported in current period earnings. SFAS 133 does not specify the income statement classification of changes in fair value of non-designated derivative instruments. However, Newfield believes that the predominant practice for designated hedges has been to present settlements in the same financial statement line item as the item being hedged.

•	Items 801 and 802 of Regulation S-K mandate certain disclosures related to oil and gas operations. Item 3A.(i) of Industry Guide 2 requires disclosure of “the average sales price (including transfers) per unit of oil produced and of gas produced.” The SEC has further clarified that this disclosure should be provided both before and after the effects of hedging activities.
Newfield does not believe that unrealized gains and losses on non-designated derivative instruments qualify as “revenue” under the guidance noted above. In addition, Newfield recognizes the importance of oil and gas revenue as a key measure in the industry that is used by investors to evaluate, among other things, the average realized price per unit during a period. Including unrealized gains and losses on non-designated derivatives in the revenue caption would be inconsistent with the realized pricing concepts that are important in evaluating Newfield’s results. Furthermore, while unlikely, such a policy could conceivably result in negative revenue amounts being reported in periods of significant price volatility.

United States Securities and Exchange Commission

February 21, 2007

While Newfield does not believe that unrealized gains and losses on non-designated derivative instruments qualify as “revenue,” it does believe that realized gains and losses on such instruments should be included in “oil and gas revenues.” This would provide the most meaningful presentation and would better reflect the underlying intent of Newfield’s commodity price risk management program because the realized gain or loss would be offset against the underlying price movement of the associated oil or gas production. However, Newfield believes such a presentation is inconsistent with the Staff’s guidance on bifurcating realized and unrealized gains and losses within different captions on the statement of income.
Despite the economic intent of Newfield’s commodity price risk management program, current generally accepted accounting principles require Newfield to distinguish between designated and non-designated derivatives for financial reporting purposes. Given the existing guidance mentioned above, Newfield believes its policy results in the most meaningful presentation it can provide to the users of its financial statements while maintaining compliance with such guidance.
     If you have any questions with respect to the foregoing, please call the undersigned at (713)751-3207.

Very truly yours, KING & SPALDING LLP
By:	/s/ JAMES H. WILSON
James H. Wilson

c:	Sandy Eisen